Schedule 13G
	    Under the Securities Exchange Act of 1934
		       (Amendment No. 2)


Name of Issuer:  SUPERTEX, INC.

Title of Class of Securities:  COMMON STOCK

CUSIP Number:  8685-32102

Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 8685-32102            13G            Page 2 of 6 pages


 1.  Name of Reporting Person:

     Rosalind Pao Chang for the Pao Children's Trust

     S.S. or I.R.S. Identification No. of Above Person:

     Elaine Pao Trust - 956687267
       Jeff Pao Trust - 956687269

 2.  Check the appropriate box if a member of a group*

     Not a member of a group.

 3.  SEC USE ONLY

 4.  Citizenship or place of organization:  U.S.

NUMBER OF SHARES    5.  Sole Voting Power:  668,000 shares
BENEFICIALLY OWNED  6.  Shared Voting Power:  0
BY EACH REPORTING   7.  Sole Dispositive Power:  668,000 shares
PERSON WITH         8.  Shared Dispositive Power:  0

 9.  Aggregate amount beneficially owned by each reporting
     person:  668,000

10. Check box if the aggregate amount in row (9) excludes certain shares*

11.  Percent of Class represented by amount in Row 9:  5.53%

12.  Type of Reporting Person:  IN

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		  INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

 (1) NAMES AND SOCIAL SECURITY NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e. each person required to sign the schedule itself- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH THE SCHEDULE 13G," below).

 (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

 (3) The third row is for SEC internal use; please leave blank.

 (4) CITIZENSHIP OR PLACE OF ORGANIZATION - Furnish citizenship if the named reporting person is a natural person.
     Otherwise, furnish place of organization.

(5) - (9), (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON, ETC. - Rows (5) through (9) inclusive, and
(11) are to be completed in accordance with the provisions of
Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13D-4
     [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) TYPE OF REPORTING PERSON - Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

CATEGORY                                                   SYMBOL

Broker Dealer                                                 BD

Bank                                                          BK

Insurance Company                                             IC

Investment Company                                            IV

Investment Adviser                                            IA

Employee Benefit Plan, Pension
  Fund, or Endowment Fund                                     EP

Parent Holding Company                                        HC

Corporation                                                   CO

Partnership                                                   PN

Individual                                                    IN

Other                                                         OO


NOTES: Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).


     SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Section 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R. S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public


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Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

		     GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.


Item 1.

    (a)  Name of Issuer:  Supertex, Inc.

    (b)  Address of Issuer's Principal Executive Offices:

	 1235 Bordeaux Dr., Sunnyvale, CA 94088-3607


Item 2.

    (a)  Name of Person Filing:  Rosalind Pao Chang

	 TR UA DEC 28 Pao Children's Trust

    (b)  Address of Principal Business Office:

	 7 Trafalgar
	 Newport Beach, CA 92660-6831

    (c)  Citizenship:  U.S.

    (d)  Title of Class of Securities:  Common Stock

    (e)  CUSIP Number:  8685-32102


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a) ___ Broker or Dealer registered under Section 15 of the Act

    (b)  ___  Bank as defined in section 3(a)(6) of the Act

    (c) ___ Insurance Company as defined in section 3(a)(19) of the Act

    (d) ___ Investment Company registered under section 8 of the Investment Company Act

    (e) ___ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

    (f) ___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
	      Retirement Income Security Act of 1974 or Endowment
	      Fund; see paragraph 240.13d-1(b)(ii)(F)

    (g) ___ Parent Holding Company, in accordance with paragraph 240.13d-1(b)(ii)(G) (Note: See Item 7)

    (h)  ___  Group, in accordance with paragraph
	      240.13d-1(b)(ii)(H)

    NOT APPLICABLE


Item 4.  Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

    (a)  Amount Beneficially Owned:  668,000  shares

    (b)  Percent of Class:  5.53%


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    (c)  Number of shares as to which such person has:

	 (i)  sole power to vote or to direct the vote:
	      668,000 shares

	(ii)  shared power to vote or direct the vote:  none

       (iii) sole power to dispose or to direct the disposition of: 668,000 shares

	(iv) shared power to dispose or to direct the disposition of: none

Instruction:  For computations regarding securities which
	      represent a right to acquire underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ____.

NOT APPLICABLE


Item 6.  Ownership of More than Five Percent on Behalf of Another
	 Person

If any other person is known to have the right to received or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and if such interest related to more than five percent of the class, such person should be identified. As listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

NOT APPLICABLE


Item 7.  Identification and Classification of the Subsidiary
	 Which Acquired the Security Being Reported on By the
	 Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

NOT APPLICABLE


Item 8.  Identification and Classification of Members of the
	 Group

If a group has filed this schedule pursuant to Rule
13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an Item
3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

NOT APPLICABLE


Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

NOT APPLICABLE


Item 10.  Certification

The following certification shall be included if the statement filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

NOT APPLICABLE


			  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					February 13, 1997
					-----------------
					      Date

					Rosalind Pao Chang
					------------------
					    Signature

				    Rosalind Pao Chang, Trustee
				    ---------------------------
					  Name and Title

Page 5 of 6 pages

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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.


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